OMB APPROVAL OMB Number: 3235-0167 Expires: August 31, 2027 Estimated average burden hours per response 1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32663

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

4830 North Loop 1604 West, Suite 111

San Antonio, Texas 78249

(210) 547-8800

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒	Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Clear Channel Outdoor Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 26, 2026	CLEAR CHANNEL OUTDOOR HOLDINGS, INC.

	By:	/s/ Lynn A. Feldman
	Name:	Lynn A. Feldman
	Title:	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary